EXHIBIT 99.5

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                                         :

As you know, on April 5, 2006, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired SyPixx Networks, Inc. (“SyPixx”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Stenmark Acquisition Corp., and SyPixx dated March 4, 2006 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of SyPixx common stock granted to you under either of the SyPixx Networks, Inc. 2004 Option Plan and the SyPixx Networks, Inc. 2006 Incentive Plan (herein collectively referred to as the “Plans”). All stock options granted under the Plans are nonstatutory stock options. Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of SyPixx under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase SyPixx common stock (the “SyPixx Option”), whether granted to you under one or the other of the Plans, and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and SyPixx (the “Option Agreement(s)”), including the necessary adjustments for assumption of the SyPixx Option(s) that are required by the Acquisition.

The table below summarizes your SyPixx Option(s) immediately before and after the Acquisition:

SYPIXX OPTION				ASSUMED SYPIXX OPTION
Grant Date	Plan	SyPixx Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share

The post-Acquisition adjustments are based on the applicable “Option Exchange Ratio” (in each case determined in accordance with the terms of the Merger Agreement and set forth below) and are intended to:

(i) assure that the total spread of your assumed SyPixx Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and

(ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition.

Different exchange ratios are used for different classes of stock. Thus, if in the table above “2004 SOP” appears under the Plan column, then the Option Exchange Ratio for that stock option is 0.6958368601, as the 2004 Plan uses shares of Class A Common Stock. If in the table above “2006 SIP” appears under the Plan column, then the Option Exchange Ratio for that stock option is 0.4648784343, as the 2006 Plan uses shares of Class B Common Stock.

The number of shares of Cisco common stock subject to your assumed SyPixx Option(s) was determined by multiplying the applicable Option Exchange Ratio by the number of shares remaining subject to your SyPixx Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed SyPixx Option(s) was determined by dividing the exercise price per share of your SyPixx Option(s) by the applicable Option Exchange Ratio and rounding the resulting quotient up to the next whole cent. Examples of these adjustments are in the attached S-8 prospectus.

Unless the context otherwise requires, any references in the Plans and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plans relating to your status as an employee of SyPixx will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed SyPixx Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed SyPixx Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed SyPixx Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed SyPixx Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed SyPixx Option(s) may be “early exercised” (i.e., an assumed SyPixx Option may be exercised for shares of Cisco common stock only to the extent the assumed SyPixx Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed SyPixx Option(s) to the extent vested and outstanding at the time of termination after which time your assumed SyPixx Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed SyPixx Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation (the telephone number is                     ). Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (                                        ) or call the Human Resources Connection at                      for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed SyPixx Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and, by April 24, 2006, return it to Cisco at the following address or fax number:

Attn: Raymond Coulombe

c/o SyPixx Networks, Inc./Cisco Systems, Inc.

108 Bank Street

Waterbury, CT 06702

Fax: (203) 596-1493

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed SyPixx Option(s), please contact Raymond Coulombe at                     , or for specific questions about the Plans, and their respective terms, please contact Mark Miller at                     .

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed SyPixx Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed SyPixx Option(s), the Plans and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2006
- Optionee
Address:

Taxpayer ID No.:
ATTACHMENTS Exhibit A – Form S-8 Prospectus